SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 17, 2005

Commission File Number 0-29874

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – AngloGold Ashanti announces management changes



AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA33.05

17 March 2005

Management changes at AngloGold Ashanti

After each serving more than 30 years with the AngloGold Ashanti, Anglo American and De Beers companies, including the last ten on the AngloGold Ashanti Executive Committee, Chief Operating Officer Dave Hodgson and Chief Financial Officer Jonathan Best have indicated their wish to retire during 2005.

Jonathan Best will retire at the end of July 2005. The Board, on the recommendation of the Nominations Committee, will appoint Srinivasan Venkatakrishnan (Venkat) as Chief Financial Officer from 1 August 2005. It will also appoint Venkat to the Board from that date as an Executive Director. Venkat served as CFO of Ashanti Goldfields for four years, playing a key role in the financial restructuring of that company. Since May last year he has served as the deputy CFO.

Dave Hodgson will retire at the end of April 2005. In view of the company's size, with 21 operations in ten countries on four continents, the Board believes that it is necessary to appoint two Chief Operating Officers in his place. Neville Nicolau and Roberto Carvalho Silva are currently Deputy COOs for operations in Africa and those in the Americas and Australia respectively. They will be appointed Chief Operating Officers with these geographically-defined responsibilities and join the Board as Executive Directors from 1 May 2005. Mr Nicolau and Mr Carvalho Silva will report to the company President, Sam Jonah.

Bobby Godsell, CEO, commented: "Dave and Jonathan have made an invaluable contribution to this company over the last ten years. I am delighted that they have agreed to remain consultants to the company for at least their first year of retirement. In Venkat, Neville and Roberto we are fortunate to have three experienced executives to assume these key positions."

ends

ends

Queries

	Tel:	**Mobile**	**E-mail:**
South Africa			
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com
Ghana			
John Owusu	+233 (21) 778 168	+233 (24) 322 026	john.owusu@ashantigold.com
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com
Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 17, 2005

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary